PE 10/14/2013



Act: 1934
Section:
Rule: 12H-3
Public Availability: 10/30/2013

13003628

NO ACT

October 30, 2013

Received SEC

OCT 30 2013

Washington, DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Maxygen, Inc.
Incoming letter dated October 14, 2013

Based on the facts presented, the Division will not object if Maxygen stops filing periodic and current reports under the Securities Exchange Act of 1934, including its Form 10-Q for the quarter ended September 30, 2013. In reaching this position, we note that Maxygen has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-8, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, Maxygen will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-Q for the quarter ended September 30, 2013.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Erin E. Martin
Attorney-Advisor



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

October 30, 2013

Mail Stop 4561

John Borkholder
General Counsel & Secretary
Maxygen, Inc.
411 Borel Avenue, Suite 616
San Mateo, California 94402

Re: Maxygen, Inc

Dear Mr. Borkholder:

In regard to your letter of October 14, 2013, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan Ingram
Acting Chief Counsel & Associate Director

411 Borel Avenue, Suite 616
San Mateo, CA 94402
650.241.2292 main
650.257.5892 fax
www.maxygen.com

maxygen

Securities Exchange Act of 1934, Section 12(h); Rule 12h-3
Securities Exchange Act of 1934, Section 13(a)
Securities Exchange Act of 1934, Section 15(d)

October 14, 2013

VIA ONLINE SUBMISSION
(https://www.sec.gov/forms/corp_fin_noaction)
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Maxygen, Inc. (File No. 000-28401)

Dear Sir/Madam:

On behalf of Maxygen, Inc., a Delaware corporation in dissolution (the "Company"), I am writing to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it concurs in our view that the updating of the S-8 Registration Statements (as defined herein) pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act") during the fiscal year ending December 31, 2013 would not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend its obligation to file with the Commission periodic and current reports required under Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, including its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, and that the Staff further confirm it will not recommend enforcement action to the Commission if the Company files a Form 15 pursuant to Rule 12g-4 and Rule 12h-3 on or before the November 12, 2013 due date for the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 and does not file its Annual Report on Form 10-K for that fiscal year.

With respect to the Company's upcoming Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, I also wish to advise the Staff that, as a result of the Dissolution (as defined below) and in accordance with U.S. generally accepted accounting principles ("GAAP"), the Company has adopted the liquidation basis of accounting. Accordingly, the Company would be required to prepare and present its financial statements in this report under a new basis of accounting and to submit such financial statement information in eXtensible Business Reporting Language (XBRL) format, with detailed tagging of the notes to the financial statements under XBRL. These factors would require the Company to expend additional administrative and financial resources compared to prior quarterly reports and pose an even greater hardship on the Company, with no material offsetting benefit to any existing stockholder. In addition, the

Company will need to commit these administrative and financial resources beginning well in advance of the November 12, 2013 filing deadline for the upcoming quarterly report.

In light of these circumstances, the Company respectfully requests expedited review of this request.

Background

The Company was formerly a biopharmaceutical company that historically focused on the discovery and development of improved next-generation protein pharmaceuticals for the treatment of disease and serious medical conditions. The Company was incorporated in Delaware in 1996 and began operations in 1997 to commercialize technologies originally conceived at Affymax Research Institute, then a subsidiary of what is now GlaxoSmithKline plc. The Company's operations were originally focused on the application of the MolecularBreeding™ directed evolution platform and other technologies to the development of multiple products in a broad range of industries, including human therapeutics, chemicals and agriculture. Beginning in 2002, the Company shifted its primary focus to the development of protein pharmaceuticals.

During the past several years, the Company focused its efforts on maximizing stockholder value through sales, distributions and other arrangements involving its various assets and the ultimate distribution of the proceeds to its stockholders. On May 30, 2013, as the final stage of the Company's strategic plan, the Company's Board of Directors approved the complete liquidation and dissolution of the Company (the "Dissolution") under the Delaware General Corporate Law (the "DGCL") pursuant to a plan of complete liquidation and dissolution adopted by the Board of Directors ("Plan of Dissolution") and recommended approval of the Dissolution to the Company's stockholders. In accordance with Regulation 14A promulgated under the Exchange Act, on June 28, 2013, the Company filed a definitive proxy statement (the "Proxy Statement") relating to its 2013 annual meeting of stockholders (the "Annual Meeting"). The Proxy Statement described in detail the circumstances leading to the proposed Dissolution, the financial condition of the Company and the consequences of approval or rejection of the Dissolution. These materials were mailed or made available to the Company's stockholders on or about June 28, 2013. The Annual Meeting was held on August 12, 2013, at which time the Dissolution was approved by the Company's stockholders.

Upon the approval of the Dissolution by the Company's stockholders, the Company filed its Certificate of Dissolution in Delaware, pursuant to Section 275 of the DGCL. The Certificate of Dissolution became effective at 5:00 p.m. Eastern Time on August 29, 2013 (which is referred to herein as the "Dissolution Date"). On the Dissolution Date, the Company also closed its stock transfer books and instructed its transfer agent to stop processing any stock transfers. As discussed further below, in connection with the Dissolution, The NASDAQ Stock Market ("NASDAQ") suspended trading in the Company's common stock on the NASDAQ Global Market, effective at the regular market close on the Dissolution Date and, on that same date, also filed a Notification of Removal from Listing and/or Registration on Form 25 with the Commission to delist the common stock from NASDAQ, which delisting became effective on September 8, 2013.

Also in connection with the Dissolution, the Company's Board of Directors approved the payment of an initial liquidating distribution of $69.6 million, equal to $2.50 per share of the Company's common stock, and fixed the close of business on August 22, 2013 as the record date for determining stockholders entitled to receive the initial liquidating distribution. The initial liquidating distribution was payable on the Dissolution Date.

As a result of the initial liquidating distribution, the Company's assets are minimal, consisting primarily of cash assets of less than $6.0 million, most of which will be used to pay or provide for the Company's remaining liabilities and expenses (discussed further below). The Company's non-cash operating assets consist primarily of its MAXY-G34 product candidate, a next-generation pegylated, granulocyte colony stimulating factor (G-CSF), for the treatment of chemotherapy-induced neutropenia and acute radiation syndrome. The Company suspended substantially all manufacturing and development activities for its MAXY-G34 product candidate in 2008 and, to date, has been unsuccessful in identifying any sale or other transaction involving the program.

The known liabilities of the Company are also minimal and consist solely of ordinary course operating expenses for personnel (including severance related obligations), public company related costs, facilities, insurance and other expenses to conduct the Company's wind-down operations. Also, approximately $2.5 million of the Company's remaining cash is being retained by the Company as a contingent reserve amount to cover any liabilities that may arise or become known during the dissolution process. The Company is not currently a party to any legal proceedings or aware of any pending or threatened claims.

To the extent that the Company has any cash assets remaining after resolving any remaining claims, and after paying the expenses of the dissolution process, the Company will make one or more further liquidating distributions to its stockholders. The Board of Directors has set the close of business on the Dissolution Date as the record date for any and all future liquidating distributions payable to stockholders in accordance with the Plan of Dissolution.

Pursuant to Section 278 of the DGCL, the Company will continue to exist for three years after the Dissolution Date or for such longer period as the Delaware Court of Chancery shall direct, for the purpose of prosecuting and defending suits, whether civil, criminal or administrative, by or against it, and enabling the Company gradually to settle and close its business, to dispose of and convey its property, to discharge its liabilities and to distribute to its stockholders any remaining assets, but not for the purpose of continuing the business for which the Company was organized. The requirement under the DGCL that the Company maintain a quasi-corporate existence for a period of three years or more after dissolution creates difficulties in accomplishing the timely termination of the Company's reporting obligations under the Exchange Act.

As a result of the Dissolution, the Company has substantially ceased its operations. The Company currently has three full-time employees, each of whom is primarily focused on activities associated with the continued wind down of the Company's business. The lease for the Company's headquarters will expire on December 31, 2013 and the Company plans to terminate the employment of all but two of its remaining employees at such time. In addition, the resignations of all of the Company's board members, other than Mr. Isaac Stein, became effective immediately upon the Dissolution Date, with Mr. Stein continuing as the sole board member throughout the remainder of the dissolution process.

The Company first became subject to the reporting requirements of Section 15(d) of the Exchange Act in December 1999 following the completion of its initial public offering. The Company had previously filed a registration statement on Form 8-A to register its common stock under Section 12(g) of the Exchange Act in December 1999, which became effective upon the effectiveness of the Company's registration statement for the initial public offering. Upon the effectiveness of the Form 8-A, the Company became subject to the reporting obligations under Section 13(a) of the Exchange Act and its reporting obligations under Section 15(d) were suspended.

The Company's common stock began trading on the Nasdaq National Market on December 16, 1999 under the symbol "MAXY." On August 1, 2006, The NASDAQ Stock Market became operational as a registered national securities exchange in NASDAQ-listed securities and the common stock of the Company became automatically registered under Section 12(b) of the Exchange Act.

As noted above, in connection with the Dissolution, NASDAQ suspended trading in the Company's common stock on the NASDAQ Global Market, effective as of the regular market close on the Dissolution Date and, on that same date, filed a Notification of Removal from Listing and/or Registration on Form 25 with the Commission to remove the common stock from listing on NASDAQ and to withdraw the common stock from registration under Section 12(b) of the Exchange Act pursuant to Rule 12d2-2(b) thereunder. Pursuant to Rule 12d2-2(d)(1), the application on Form 25 became effective with respect to the delisting of the common stock on September 8, 2013, 10 days after the Form 25 was filed with the Commission. Pursuant to Rule 12d2-2(d)(2), the application on Form 25 to withdraw the registration of the common shares under Section 12(b) of the Exchange Act is expected to become effective on November 27, 2013, which is 90 days after the Form 25 was filed with the Commission. However, pursuant to Rule 12d2-2(d)(5), the Company's duty to file any reports under Section 13(a) of the Exchange Act and the rules and regulations promulgated thereunder solely because of the registration of its common stock under Section 12(b) of the Exchange Act was suspended upon the effective date for the delisting of the Company's common stock, which was on September 8, 2013. At that point, the Company again became subject to section 12(g) of the Exchange Act and remains subject to the reporting requirements of section 13(a) of the Exchange Act.

As of the Dissolution Date, the Company had 27,777,816 shares of common stock outstanding held by 244 holders of record (as determined pursuant to Rule 12g-5 under the Exchange Act). The Company has no outstanding debt and no stock options or other equity awards granted under any of the Company's equity incentive plans that remain outstanding.

The Company intends to file a Form 15 to deregister the class of common stock and suspend its duty to file reports under Section 12(g) of the Exchange Act. The suspension of the Company's reporting obligations under Section 12(g) of the Exchange Act will automatically revive the Company's reporting obligations under Section 15(d) of the Exchange Act. Subject to the Staff's concurrence with the Company's request as set forth in this letter, the Company intends to file a Form 15 pursuant to Rule 12g-4(a)(l) and Rule 1 2h-3 to discontinue its reporting obligations under Section 13(a) and Section 15(d) of the Exchange Act, respectively, prior to the November 12, 2013 due date for the Company's Form 10-Q for the quarter ended September 30, 2013.

Absent the relief requested in this letter, the provisions of Section 15(d) of the Exchange Act would continue to require the Company to continue its reporting obligations until it files its Annual Report on Form 10-K for the fiscal year ending December 31, 2013, as the Company's effective S-8 Registration Statements were automatically updated upon the filing of the Company's Annual Report on Form 10-K for the fiscal year that ended December 31, 2012.

The Company's common stock, $0.0001 par value, is currently the only outstanding security of the Company. The Company's common stock is registered under Section 12 of the Exchange Act and constitutes the only class of securities of the Company that is registered or is required to be registered under Section 12 of the Exchange Act. The Company has issued no other class of securities subject to the requirements of Section 15(d) of the Exchange Act. The Company has no outstanding debt and no stock options or other equity awards granted under any of the Company's equity incentive plans that remain outstanding. The Company is not otherwise contractually obligated to file reports with the Commission under the Exchange Act. As of the Dissolution Date, there were 27,777,816 shares of Company common stock outstanding, held by record by 244 shareholders. The Company is an accelerated filer as defined in Rule 12b-2 of the Exchange Act.

As noted elsewhere herein, the Company is current in all of its periodic and current reports through the date of this letter. The Company undertakes to file with the Commission all required periodic and current reports until the date the Company files with the Commission its Form 15 to discontinue its reporting obligations under the Exchange Act. The Company also acknowledges that if on the first day of any subsequent fiscal year there are more than 300 holders of record of the Company's common stock, the suspension of reporting obligations under Section 15(d) of the Exchange Act will lapse and the Company will be required to resume periodic and current reporting.

Registration Statements

The Company has on file with the Commission the following Form S-8 registration statements (collectively, the "S-8 Registration Statements") under the Securities Act with respect to shares of common stock issuable pursuant to the Company's equity incentive plans:

- File No. 333-93423 (filed on December 22, 1999 and effective immediately upon filing). This registration statement registered 8,200,000 shares under the Company's 1997 Stock Option Plan (the "1997 Plan"), 1999 Nonemployee Directors Stock Option Plan (the "Directors Plan") and 1999 Employee Stock Purchase Plan ("ESPP").

- File No. 333-38078 (filed on May 30, 2000 and effective immediately upon filing). This registration statement registered an additional 1,500,000 shares under the 1997 Plan.

- File No. 333-44794 (filed on August 30, 2000 and effective immediately upon filing). This registration statement registered 1,000,000 shares under the Company's 2000 International Stock Option Plan (the "International Plan").

- File No. 333-57486 (filed on March 23, 2001 and effective immediately upon filing). This registration statement registered an additional 1,343,069 shares under the 1997 Plan, 1,750,000 shares under the Company's 2000 Non-Officer Stock Option Plan (the "2000 Plan") and an additional 200,000 shares under the ESPP.

- File No. 333-84904 (filed on March 26, 2002 and effective immediately upon filing). This registration statement registered an additional 1,361,056 shares under the 1997 Plan, an additional 1,750,000 shares under the 2000 Plan, an additional 1,204,158 shares under the International Plan and an additional 200,000 shares under the ESPP.

- File No. 333-104108 (filed on March 28, 2003 and effective immediately upon filing). This registration statement registered an additional 1,380,177 shares under the 1997 Plan, an additional 250,000 shares under the 2000 Plan, an additional 207,026 shares under the International Plan and an additional 200,000 shares under the ESPP.

- File No. 333-113651 (filed on March 16, 2004 and effective immediately upon filing). This registration statement registered an additional 1,396,391 shares under the 1997 Plan, an additional 250,000 shares under the 2000 Plan, an additional 209,458 shares under the International Plan and an additional 200,000 shares under the ESPP.

- File No. 333-123323 (filed on March 15, 2005 and effective immediately upon filing). This registration statement registered an additional 1,425,453 shares under the 1997 Plan, an additional 250,000 shares under the 2000 Plan, an additional 213,817 shares under the International Plan and an additional 200,000 shares under the ESPP.

- File No. 333-132478 (filed on March 16, 2006 and effective immediately upon filing). This registration statement registered an additional 1,436,887 shares under the 1997 Plan, an additional 251,455 shares under the 2000 Plan, an additional 215,533 shares under the International Plan and an additional 200,000 shares under the ESPP.

- File No. 333-138898 (filed on November 22, 2006 and effective immediately upon filing). This registration statement registered 11,037,824 shares under the Company's 2006 Equity Incentive Plan (the "2006 Plan"), which included 6,037,824 shares of common stock that remained available for issuance under the 1997 Plan and which were carried forward to this registration statement for issuance under the 2006 Plan.

- File No. 333-141287 (filed on March 14, 2007 and effective immediately upon filing). This registration statement registered an additional 252,943 shares under the 2000 Plan, an additional 216,809 shares under the International Plan and an additional 200,000 shares under the ESPP.

- File No. 333-149622 (filed on March 10, 2008 and effective immediately upon filing). This registration statement registered an additional 258,485 shares under the 2000 Plan and an additional 200,000 shares under the ESPP.

- File No. 333-157928 (filed on March 13, 2009 and effective immediately upon filing). This registration statement registered an additional 262,571 shares under the 2000 Plan and an additional 200,000 shares under the ESPP.

No shares of common stock were issued or sold under any of the S-8 Registration Statements during 2013 through the date of this letter. In addition, in connection with the Dissolution, all outstanding equity awards granted under or governed by the Company's equity incentive plans have been cancelled and each of the plans has been terminated. Accordingly, the Company has no stock options or other equity awards granted under any of the Company's equity incentive plans that remain outstanding.

Each of the S-8 Registration Statements was automatically updated during 2013 for purposes of Section 10(a)(3) of the Securities Act as a result of the filing of the Company's Annual Report on Form 10-K for the year ended December 31, 2012.

On March 10, 2008, in connection with the Company's termination of the International Plan, the Company filed post-effective amendments to certain of the S-8 Registration Statements (File Nos. 333-44794, 333-141287, 333-84904, 333-104108, 333-113651, 333-123323 and 333-132478) to remove from registration all unsold shares of common stock registered for issuance under the International Plan. Pursuant to Rule 462(a), each of these post-effective amendments became effective automatically upon filing.

On September 17, 2013, the Company filed post-effective amendments to all of the S-8 Registration Statements to remove from registration all remaining unsold shares of common stock registered thereunder. Pursuant to Rule 462(a), each of these post-effective amendments became effective automatically upon filing.

The Company has on file with the Commission the following Form S-3 registration statements (collectively, the "S-3 Registration Statements") under the Securities Act:

- Form S-3 (Registration No. 333-51926) filed on December 15, 2000 (and amended on January 19, 2001) (the "2001 Registration Statement") to register the offer and sale by certain selling stockholders of up to 209,500 shares of common stock.

- Form S-3 (Registration No. 333-124940) filed on May 13, 2005 (the "May 2005 Registration Statement") to register the offer and sale by a certain selling stockholder of up to 500,000 shares of common stock.

- Form S-3 (Registration No. 333-125397) filed on June 1, 2005 (the "June 2005 Registration Statement") to register the offer and sale by a certain selling stockholder of up to 833,333 shares of common stock.

- Form S-3 (Registration No. 333-143018) filed on May 16, 2007 as a shelf registration statement (the "Shelf Registration Statement") for the offer and sale of up to $150 million of the Company's securities. This registration statement was declared effective by the Commission on June 27, 2007.

On November 20, 2002, the Company filed a post-effective amendment to the 2001 Registration Statement to remove from registration 148,609 shares of common stock under this registration statement.

All of the shares registered under both the May 2005 Registration Statement and the June 2005 Registration Statement were sold by the selling stockholder, with the last sale occurring in January 2007.

No offers or sales were made pursuant to any of the S-3 Registration Statements during 2013. In addition, the Shelf Registration Statement expired on June 27, 2010, the third anniversary of its effective date, pursuant to the terms of Securities Act Rule 415(a)(5).

As a result, none of the S-3 Registration Statements have been automatically updated under Section 10(a)(3) of the Securities Act during 2013 through the date of this letter. Also, pursuant to the guidance in footnote 12 of Staff Legal Bulletin No. 18, the Company was not required to file a post-effective amendment to deregister unsold securities registered under the Shelf Registration Statement. Nevertheless, for purposes of completeness, on September 23, 2013, the Company filed post-effective amendments to each of the S-3 Registration Statements removing from registration all unsold securities under such registration statements. These post-effective amendments were declared effective on September 24, 2013.

The Company does not have any other registration statements on file that became effective or were automatically updated under Section 10(a)(3) of the Securities Act during the fiscal year ending December 31, 2013 through the date of this letter.

Discussion

Rule 12g-4(a) under the Exchange Act provides that an issuer is entitled to terminate its registration of a class of securities under Section 12(g) of the Exchange Act if the issuer certifies to the Commission that such class of securities is held of record by less than 300 persons. The issuer's duty to file any reports required under Section 13(a) is suspended immediately upon the filing of the necessary certification on Form 15. Because the Company has less than 300 record shareholders, it satisfies the requirements of Rule 12g-4(a) and is currently eligible to deregister its common stock under Section 12(g) of the Exchange Act.

With respect to an issuer's ongoing reporting obligations under Section 15(d), Rule 12h-3(a) provides a means to suspend reporting, subject to meeting the requirements of Rule 12h-3(a) and

(b) and the limitations imposed by Rule 12h-3(c) and (d). The Company meets the requirements of Rule 12h-3(a) because it has filed all reports required by Section 13(a) of the Exchange Act for its most recent three fiscal years and will continue to file for the portion of the current fiscal year preceding the date of the anticipated Form 15 filing. In addition, the Company satisfies the requirements of Rule 12h-3(b) because its common stock, the Company's only class of registered securities, is held of record by less than 300 holders.

Section 15(d) of the Exchange Act and Rule 12h-3(c) thereunder, however, have the effect of rendering inapplicable this ability to suspend reporting with respect to any class of securities for a fiscal year in which a registration statement relating to that class of securities became effective under the Securities Act, or is required to be updated pursuant to Section 10(a)(3) of the Securities Act. In the Company's case, a literal interpretation of Rule 12h-3(c) would not permit the Company to suspend the duty imposed by Section 15(d) to file reports required by Section 13(a), despite the fact that the Company satisfies the requirements of Rule 12h-3(a) and (b), because the Company's Annual Report on Form 10-K with respect to its fiscal year ended December 31, 2012 had the effect of updating the S-8 Registration Statements covering shares of the Company's common stock identified above pursuant to Section 10(a)(3) of the Securities Act. Notwithstanding Rule 12h-3(c), the Company believes it should be able to rely on Rule 12h-3(a) to immediately suspend its duty to file reports under Section 15(d) upon the filing of the Form 15 because it is otherwise eligible to do so, no shares of common stock have been sold under any of the S-8 Registration Statements or S-3 Registration Statements during the current fiscal year, and the benefits to security holders of continued reporting are outweighed by the burdens on the Company of continuing to prepare and make such filings.

The purpose of Rule 12h-3 is to permit an issuer to suspend its reporting obligations when its securities are held by a small number of persons. The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified for public policy reasons. In the proposing release relating to proposed revisions of Rule 12h-3, the Commission stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." Exchange Act Release No. 34-20263 (October 5, 1983). See also Environmental Tectonics Corporation (available March 22, 2013); Tix Corporation (available November 3, 2010); Craftmade International, Inc. (available January 27, 2010); DATATRAK International, Inc. (available August 12, 2009); Neuro-Hitech, Inc. (available July 30, 2009); and I.C. Isaacs & Company, Inc. (available August 13, 2008).

As discussed above, the Company filed post-effective amendments to the S-8 Registration Statements and S-3 Registration Statements to deregister all remaining unsold shares of common stock that had been registered on those registration statements. The post-effective amendments to the Form S-8 Registration Statements became effective immediately upon filing; the post-effective amendment to the Form S-3 Registration Statements were declared effective on September 24, 2013. As a result, those registration statements cannot be used for sales of shares of common stock and, therefore, no investors will need the protections contemplated by Section 15(d) as no investors are able to purchase shares pursuant to any effective Securities Act registration statements of the Company.

Furthermore, the Staff has granted no-action relief and concurred in allowing issuers to file a Form 15 in a range of circumstances where a literal application of Rule 12h-3(c) would yield relatively little public benefit in light of the compliance burdens continued reporting would place on the issuer. In this regard, the Staff has concurred in allowing issuers to file a Form 15 notwithstanding that such issuers had effective Securities Act registration statements that had been automatically updated during the current fiscal year due to the filing of Annual Reports on Form 10-K. See e.g., Environmental Tectonics Corporation (available March 22, 2013); Tix Corporation (available November 3, 2010); PureDepth, Inc. (available March 8, 2010); Craftmade International, Inc. (available January 27, 2010); Neuro-Hitech, Inc. (available July 30, 2009); and I.C. Isaacs & Company, Inc. (available August 13, 2008). The Company meets the conditions regularly cited in the relevant no-action letters, including that it is otherwise eligible under Rule 12h-3, no shares of common stock have been sold under any of the S-8 Registration Statements or S-3 Registration Statements during the current fiscal year, and all remaining shares under the S-8 Registration Statements and S-3 Registration Statements have been deregistered.

Moreover, the Company is seeking to curtail expenditures and conserve its remaining cash balance to maximize any future distributions to its stockholders. Any expenses incurred in retaining personnel and preparing Exchange Act reports would reduce the amount that would otherwise be available for distribution to the Company's stockholders. The Company has estimated that the continuing expense associated with preparing and filing its annual and quarterly reports, including fees for independent auditors, outside legal counsel and electronic filing costs, would exceed approximately $750,000, on an annual basis. Additionally, such continued reporting obligations likely would require that the Company retain additional employees or independent contractors to assist in managing such obligations. Therefore, continued compliance with the Exchange Act reporting requirements would place an undue administrative and financial burden on the Company and significantly diminish the amount of liquidation proceeds that would otherwise be available for distribution to the Company's stockholders.

The Company believes that the out-of- pocket costs plus the amount of management time and effort associated with reporting places a burden on the Company that significantly outweighs the associated benefits, particularly in light of the fact that there has been no trading in the Company's common stock since the Dissolution Date and the limited number of record shareholders. Although the common stock appears to be available for quotation on the OTC Bulletin Board under the symbol "MAXY," there has been no trading activity in the common stock since the Dissolution Date through the date of this letter.

In particular, as a result of the Dissolution and in accordance with GAAP, the Company has adopted the liquidation basis of accounting and would now be required to prepare and present its financial statements under a new basis of accounting. The Company also would be required to submit such financial statement information in XBRL format, with detailed tagging of the notes to the financial statements under XBRL. These factors would require the Company to expend additional administrative and financial resources compared to prior quarterly reports and pose an even greater hardship on the Company.

With these and similar factors in mind, in determining to suspend the Company's duty to file periodic and current reports under Sections 13(a) and 15(d) of the Exchange Act, the Company concluded that the financial burdens of continued registration and periodic and current reporting outweighed the benefits. The Company believes that the funds spent to prepare and file required periodic and current reports and to otherwise ensure compliance with securities law and regulations applicable to reporting companies, and the legal and administrative time spent in connection with these reports and compliance matters, would be better used to maximize any future distributions to the Company's stockholders. Accordingly, it is the Company's view that the benefits to the current shareholder base are outweighed by the excessive cost to the Company of being required to continue to file periodic and current reports.

Conclusion

Based on the foregoing, we respectfully request that the Staff confirm that it concurs with the Company's view that the updating of the S-8 Registration Statements pursuant to Section 10(a)(3) of the Securities Act during the Company's 2013 fiscal year will not preclude the Company from utilizing Rule 12h-3 under the Exchange Act to suspend the Company's duty to file with the Commission reports required by Section 15(d) of the Exchange Act and the rules and regulations thereunder with respect to the common stock, including its Quarterly Report on Form 10-Q for the quarter ending September 30, 2013 and its Annual Report on Form 10-K for the year ending December 31, 2013.

Upon receipt of the Staff's concurrence that it will not recommend enforcement action under the conditions set forth in this letter, the Company will file a single Form 15 certification requesting simultaneously the termination of the registration of its common stock under Section 12(g) of the Exchange Act and the suspension of its obligations to file periodic and current reports under Sections 13(a) and 15(d) of the Exchange Act.

If you have any further questions or require additional information, please contact me at (650) 241-2295 or via email at john.borkholder@maxygen.com. If the Staff is inclined to deny the Company's request, I would appreciate the opportunity to discuss with you, in advance of your formal written response, possible alternatives which would permit the Company to receive the requested relief. A copy of this letter has been electronically submitted via *https://www.sec.gov/forms/corp_fin_noaction* in compliance with the instructions found at the Commission's web site.

Very truly yours,



John Borkholder
General Counsel & Secretary